Exhibit 99.1

TAL Education Group Announces Management Change

BEIJING, September 24, 2021 /PRNewswire/ – TAL Education Group (“TAL” or the “Company”) (NYSE: TAL), a leading K-12 after-school tutoring services provider in China, today announced that the board of directors of the Company has appointed Dr. Alex Zhuangzhuang Peng, currently the Vice President of Strategy, as the Chief Financial Officer, effective from November 1, 2021. Dr. Rong Luo has decided to resign from the position of Chief Financial Officer to pursue another opportunity, effective from October 29, 2021. Dr. Luo will begin the hand over process and will also serve as a senior consultant to the company after his resignation.

“On behalf of TAL Education Group, I would like to express my sincere gratitude to Rong for his dedication and valuable contribution to the Company during his 7-year tenure as CFO. Rong’s professional expertise, leadership, integrity and fairness will be missed. We wish him the best in his future endeavors,” said Mr. Bangxin Zhang, Founder and Chief Executive Officer of TAL. “We are confident that there will be a smooth transition as Alex will serve as the Company's CFO with his valuable expertise and experiences and that the Company will be able to drive its business growth under the continued leadership of Alex.”

Dr. Peng has served as TAL’s Vice President of Strategy since March 2020. Prior to his role with the Company, Dr. Peng has extensive experience in corporate strategy and management matters. His previous professional experience includes General Manager of Business Strategy in Microsoft’s Greater China Region, consultant and then partner at the global management consulting firm McKinsey & Company in Beijing. Dr. Peng holds his bachelor's degree in mathematics from Harvard University and his PhD in mathematics from Princeton University.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Information regarding these risks and uncertainties is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum as well as competence oriented programs. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

For further information, please contact:

Echo Yan
Investor Relations
TAL Education Group
Tel: +86 10 5292 6658
Email: ir@tal.com

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